SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 14, 2001
             (Date of Event which Requires Filing of This Statement)



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CUSIP No. 29404N-209                                                 Page 2 of 4


                                  SCHEDULE 13D


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1    NAME OF REPORTING PERSON                                   Charles H. Stein
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  ___
                                                                       (b)    X
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3    SEC USE ONLY


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4    SOURCE OF FUNDS
                                                                             OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            ---

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.

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      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                       100,000 (see No. 11, below)
                        -------- -----------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY                                                               0
                        -------- -----------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
      REPORTING                                      100,000 (see No. 11, below)
                        -------- -----------------------------------------------
        PERSON          10       SHARED DISPOSITIVE POWER
         WITH                                                                 0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Options, currently exercisable, to purchase 100,000 shares          100,000
     of the Issuer's Common Stock

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             ---

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.7%

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14   TYPE OF REPORTING PERSON

                                                                              IN
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CUSIP No. 29404N-209                                                 Page 3 of 4


                                  SCHEDULE 13D

Charles H. Stein

     The Statement on Schedule 13D, dated January 23, 2001, initially filed by the undersigned, CHARLES H. STEIN (the "Reporting Person"), is hereby amended by this Amendment No. 1, dated June 30, 2001, to reflect certain changes in the information previously filed by the Reporting Person relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms herein shall have the meanings assigned to them in the Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 1 are based on 13,889,478 shares of the Issuer's Common Stock outstanding at March 31, 2001 plus 1,000,000 additional shares issued by the Issuer on June 29, 2001 totaling 14,889,478 shares of Common Stock outstanding at June 29, 2001.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a) Name:

     This Statement is filed by Charles H. Stein (the "Reporting Person"), as the direct beneficial owner of an option, currently exercisable, to purchase 100,000 shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

     Items 5(a), (b), (c) and (e) are hereby amended and restated to read in their entirety as follows:

(a)  Aggregate number of securities           Options, currently exercisable, to
                                              purchase 100,000 shares of Common
                                              Stock of the Issuer.

     Percentage of class of securities:       0.7 %

(b)  Sole voting power:                       100,000
     Shared voting power                            0
     Sole dispositive power                   100,000
     Shared dispositive power                       0

(c) Pursuant to an employment agreement between the Reporting Person and the Issuer, effective as of December 22, 2000, the Reporting Person was granted options to purchase a total of 2,000,000 shares of Common Stock of the Issuer at exercise prices of $0.60 and $0.56 as previously reported in Forms 3 and 4 filed with the Commission. The employment agreement was amended pursuant to an amendatory letter agreement, dated March 14, 2001 (the "Amendment") that, among other things, reduced the number of shares of Common Stock subject to option to 500,000 as to the Reporting Person, and also provided that the number of shares of Common Stock subject to option would be further reduced to 100,000 as of May 1, 2001, if the Reporting Person failed to meet certain conditions as set forth in the Amendment. As of March 14, 2001, the prior option grants to the Reporting Person were canceled and replaced with an option grant as specified in the Amendment, at an exercise price of $0.30 per share. In consequence of the failure of the Reporting Person to meet the conditions as set forth in the Amendment, the number of shares of Common Stock subject to option was reduced to 100,000 as to the Reporting Person, as of May 1, 2001.

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CUSIP No. 29404N-209                                                 Page 4 of 4


     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Common Stock as of March 14, 2001.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 30, 2001                            /s/ Charles H. Stein
                                         ---------------------------------------
                                                  Charles H. Stein